Sheryl Y. Battles
                                        Pitney Bowes Inc.
                                        VP, Corporate Communications
                                        203-351-6808

                                        Charles F. McBride
                                        Pitney Bowes Inc.
                                        VP, Investor Relations
                                        203-351-6349


                        PITNEY BOWES TO ACQUIRE MAPINFO

STAMFORD, Conn. and Troy, NY March 15, 2007- Pitney Bowes Inc. (NYSE:PBI) today announced it has entered into a merger agreement to acquire MapInfo Corporation (NASDAQ: MAPS) for approximately $408 million in cash, net of expected cash on MapInfo's balance sheet at the time of closing. MapInfo is the leading global provider of location intelligence solutions. In the next seven business days, Pitney Bowes will commence a tender offer at a price of $20.25 per share in cash for the outstanding common shares of MapInfo.


     MapInfo's location intelligence solutions tools and services are utilized by more than 7,000 organizations worldwide in virtually every industry. MapInfo generated $165 million in revenue for its fiscal year 2006. The company, established in 1986, is headquartered in Troy, New York and has approximately 940 employees worldwide with locations in the United States, the United Kingdom, Canada, Continental Europe, Australia and Asia. More information about MapInfo can be found at www.MapInfo.com.

     This acquisition strengthens Pitney Bowes' position in the growing location intelligence market and enhances its ability to deliver added value to customers worldwide, according to Michael J. Critelli, Chairman and CEO of Pitney Bowes. "At Pitney Bowes we have long understood the importance of location in connecting the right information with the right recipient. Increasingly businesses and governments alike are using location-based information to enhance their reach, performance and decision-making capabilities. We are excited about the acquisition of MapInfo because it leverages our current expertise in location intelligence to deliver a broader range of advanced solutions for retail, communications, insurance, financial services and the public sector as well as strengthening our customer communication management offering.

This transaction extends our global reach, enriches our location intelligence offerings, and builds upon the growing software platform that we established with the acquisition of Group 1 in 2004. We continue to expand our portfolio and leverage our core competencies as one of our strategies for delivering long-term growth."

     According to Mark Cattini, CEO and President of MapInfo, "Today's announcement is a significant event for the location intelligence industry and is very positive for our customers, employees, partners and shareholders. We are excited to become part of the Pitney Bowes team, and believe this transaction will help take us to the next level. We have created a market leadership position in location intelligence from a product, data, services and industry expertise perspective. The combination of Pitney Bowes and MapInfo will dramatically expand our access to critical resources needed to further increase market awareness and our distribution capabilities around the world. In addition, from a long-term perspective, we believe there is a significant opportunity to cross-sell our respective solutions across our blue-chip base of more than 7,000 customers and the over two million Pitney Bowes customers worldwide. I look forward to working with the Pitney Bowes team and ensuring that this acquisition delivers on the potential that we know is possible."


     The transaction is subject to the completion of customary conditions, and is expected to close in the second calendar quarter of 2007. It is anticipated that MapInfo will operate as a wholly-owned subsidiary of Pitney Bowes within its software segment. Pitney Bowes anticipates that within 18 months there will be synergies in the range of $10 - $15 million from elimination of public company expenses, reduction in administrative infrastructure and increased marketing leverage.


     Pitney Bowes expects the acquisition to be neutral to earnings per diluted share in 2007. However, after aligning MapInfo's accounting with the policies used by Pitney Bowes for its software businesses, the acquisition is expected to reduce reported earnings per diluted share by approximately $.04 in 2007. Importantly, this charge will not have an impact on the cash flow contributed by MapInfo in any period, and the acquisition is expected to be accretive to the company's 2007 cash earnings by approximately $.02 per share after adding back the amortization of intangibles.

     MapInfo is a global company and the leading provider of location intelligence solutions, integrating software, data and services to provide greater value from location-based information and drive more insightful decisions for businesses and government organizations around the world. Its solutions are available in multiple languages through a network of strategic partners and distribution channels in 60 countries. MapInfo's customers span a diverse set of targeted vertical markets where location is a critical decision-making component, including communications, public sector, retail and financial services, including insurance. In the private sector, companies use MapInfo products and services for a variety of purposes including site selection, risk analysis, marketing, customer services, sales territory alignment and routing. In the public sector, government agencies around the world use MapInfo solutions to improve public safety, crime analysis, asset management, emergency preparedness and response. The company's customer base includes such recognized names as British Telecom, MasterCard, and The Home Depot.

     Pitney Bowes is a $5.7 billion global provider of integrated mailstream management solutions headquartered in Stamford, Connecticut. The company serves over 2 million businesses of all sizes in more than 130 countries through dealer and direct operations. For more information, please visit www.pb.com.

                                     # # #

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
The tender offer for the outstanding common stock of MapInfo referred to in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of MapInfo. Stockholders of MapInfo are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the Offer is commenced, Pitney Bowes will file tender offer materials with the U.S. Securities and Exchange Commission, and MapInfo will file a Solicitation/Recommendation Statement with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of MapInfo at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the U.S. Securities and Exchange Commission's website at http://www.sec.gov/ or from Pitney Bowes.

Cautionary Note Regarding Forward-Looking Statements
Statements in this press release regarding the proposed transaction between Pitney Bowes and MapInfo, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Pitney Bowes or MapInfo management's future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," "estimates," and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Pitney Bowes to successfully integrate MapInfo's operations and employees; the ability to realize anticipated synergies and cost savings; and other factors described in Pitney Bowes' Annual Report on Form 10-K for the year ended December 31, 2006 and in MapInfo's Annual Report on Form 10-K for the year ended September 30, 2006, each of which has been filed with the SEC. Except as otherwise required by law, Pitney Bowes and MapInfo disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.